EXHIBIT-1

AGREEMENT OF JOINT FILING

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Class A common stock, $0.01 par value per share, of Tronox Incorporated is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

February 10, 2006

Kerr-McGee Worldwide Corporation

By:	/s/ John F. Reichenberger
	Name:	John F. Reichenberger
	Title:	Vice President and Assistant
Secretary

Kerr-McGee Corporation

By:	/s/ John F. Reichenberger
	Name:	John F. Reichenberger
	Title:	Vice President, Deputy General
Counsel and Assistant Secretary